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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

BKF Capital Group, Inc.

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(Name of Issuer)

COMMON SHARES

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(Title of Class of Securities)

05548G 10 2

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(CUSIP Number)

Denis Amato

C/O THE ANCORA GROUP, INC.

ONE CHAGRIN HIGHLANDS

2000 AUBURN DRIVE, SUITE 300

CLEVELAND, OHIO 44122

(216) 825-4000

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(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications)

July 3, 2012

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.

SCHEDULE 13D

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CUSIP NO. 05548G 10 2

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

THE ANCORA GROUP, INC.

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

0

SHARES

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

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14

TYPE OF REPORTING PERSON*

HC

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SCHEDULE 13D

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CUSIP NO. 055548G 10 2

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA ADVISORS, LLC

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

SHARES

374,217

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

374,217

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

374,217

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.03%

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14

TYPE OF REPORTING PERSON*

IA

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The following constitutes to the Schedule 13D filed by the undersigned

Item 1.

Security and Issuer

This statement relates to the shares of Common Stock of BKF Capital Group, Inc. The address of the issuer is 225 N.E. Mizner Boulevard, Suite 400, Boca Raton, Florida 33432.

Item 2.

Identity and Background

This statement is filed on behalf of all persons and entities (the Reporting Persons), herein referred to as “Ancora” or “Ancora Group”. Participants in The Ancora Group include The Ancora Group, Inc., an entity incorporated under the laws of the state of Ohio; Ancora Securities Inc, a subsidiary of The Ancora Group, Inc. incorporated in the state of Nevada; Ancora Advisors LLC, a subsidiary of The Ancora Group, Inc., a Nevada limited liability company; Ancora Trust, the master trust for the Ancora Mutual Funds; Ancora Foundation, a private foundation incorporated in the state of Ohio; Merlin Partners, an investment limited partnership registered in Delaware; various owners and employees of The Ancora Group, Inc. The Ancora Group is located at One Chagrin Highlands, 2000 Auburn Drive, Suite 300, Cleveland, Ohio 44122.

Ancora Securities Inc is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) formerly known as the NASD. Ancora Advisors LLC is registered as an investment advisor with the SEC under the Investment Advisors Act, as amended. The Ancora Trust, which includes Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund and Ancora MicroCap Fund, are registered with the SEC as investment companies under the Investment Company Act, as amended. The Ancora Group, Inc. owns 100% of its subsidiaries, Ancora Advisors and Ancora Securities, Inc.

Ancora Advisors LLC has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Merlin Partners, for which it is also the General Partner, and the Ancora Mutual Funds. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Ancora Securities, Inc acts as the agent for its various clients and has neither the power to vote nor the power to dispose of the shares. Ancora Securities disclaims beneficial ownership of such shares.

All entities named herein (Ancora Group) each disclaim membership in a Group as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated there under.

During the last five years none of the Reporting Persons have been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration

Ancora Securities owns no Shares directly but Ancora Securities may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) shares purchased for or transferred to the accounts of investment clients.  Ancora Securities disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Advisors or other Ancora entities.

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients.  Ancora Advisors disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Securities other Ancora entities.

Merlin Partners, Ancora Funds, Employees of Ancora and Owners of The Ancora Group, Inc. have used available and uncommitted cash to purchase shares of the Issuer.

Item 4.

Purpose of Transaction

In recent months, the Ancora entities have purchased shares and reserve the right to acquire or dispose of shares of the Company as they consider advisable in the future. In recent days, the acquisition of shares has resulted in the need to make this filing.

The purchases have been made for investment purposes.  The Ancora entities may make suggestions for uses of the Company’s large cash balances.  However, the Ancora entities believe Mr. Bronson to be shareholder friendly and will not be taking any activist positions other than to make friendly proposals.

Item 5.

Interest in Securities of the Issuer

Set forth below, the Ancora entities named herein, in the aggregate, is the number of Shares which may be deemed to be beneficially owned as of July 3, 2012 and the percentage of the Shares outstanding represented by such ownership (based on 7,446,593 shares outstanding as of May 9, 2012):

Name:

No. of Shares

Percent of Class

Ancora Owners/Employees (1)

3,500

.05%

Ancora Funds & Partnerships(2)

373,028

5.01%

Ancora Advisors(3)

1,189

.02%

Total

377,717

5.07%

- - - - - -

 - - - -

Ancora Securities(4)

515

.01%

(1) These Shares are owned by the owners and employees of The Ancora Group, Inc.

(2) These Shares are owned by the Ancora Family of Mutual Funds and/or Investment Partnerships of which Ancora Advisors acts as the discretionary portfolio manager.

(3) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors does not own these shares directly but, by virtue of Ancora Advisors Investment Management Agreement with the investment clients of Ancora Advisors, each may be deemed to beneficially own 1,189 Shares by reason of their power to dispose of such Shares. Ancora Advisors disclaims beneficial ownership of such Shares.

(4) These shares are owned by clients Ancora Securities, where Ancora has neither the power to vote these shares nor the power to dispose of these shares.

Item 6.

Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.

Material to be Filed as Exhibits

Exhibit A: “Relevant Transactions in Shares” in the past 60 days.

Date	Buy/Sell	Quantity	Price
05/04/2012	Buy	50	1.16
05/08/2012	Buy	198	1.16
05/10/2012	Buy	180	1.15
05/11/2012	Buy	100	1.1555
05/24/2012	Buy	135	1.11
06/26/2012	Buy	4763	1.11
06/28/2012	Buy	118,002.95
		123,428

Exhibit B: Joint Filing Agreement by and among The Ancora Group, Inc., Ancora Securities, Inc., and Ancora Advisors, LLC.

 Signatures

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:

July 3, 2012

THE ANCORA GROUP, INC.

By:/s/ Denis Amato

      Denis Amato

Chief Investment Officer

ANCORA SECURITIES, INC.

By: /s/ Christopher Barone

       Christopher Barone

       President

ANCORA ADVISORS, LLC

By: /s/ Denis Amato

    Denis Amato

    CIO and Portfolio Manager

EXHIBIT A

PVF CAPITAL CORP (PVFC)

SECURITY CROSS REFERENCE

EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated July 3, 2012 (including amendments thereto) with respect to the Common Stock of PVF Capital Corp.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:

July 3, 2012

THE ANCORA GROUP, INC.

By:/s/ Denis Amato

      Richard A. Barone

Chief Investment Officer

ANCORA SECURITIES, INC.

By: /s/ Christopher Barone

       Christopher Barone

       President

ANCORA ADVISORS, LLC

By: /s/ Denis Amato

    Denis Amato

    CIO and Portfolio Manager